Exhibit 99.2

HEXO Corp.

Management’s Discussion & Analysis

For the three and six months ended

January 31, 2023

Table of Contents

INTRODUCTION	2

COMPANY OVERVIEW	2

STRATEGY AND OUTLOOK	3

HEXO GROUP OF FACILITIES	3

TRUSS BEVERAGE CO.	5

HEXO USA	5

SIGNIFICANT EVENTS	5

OPERATIONAL AND FINANCIAL HIGHLIGHTS	6

SUMMARY OF RESULTS	7

ADJUSTED EBITDA	15

FINANCIAL POSITION	16

LIQUIDITY AND CAPITAL RESOURCES	17

GOING CONCERN	18

CAPITALIZATION TABLE	19

CAPITAL RESOURCES	20

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	21

FINANCIAL RISK MANAGEMENT	22

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	24

RELATED PARTY TRANSACTIONS	24

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	24

RISK FACTORS	27

NON-IFRS MEASURES	30

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	31

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended January 31, 2023

All dollar amounts in this Management’s Discussions and Analysis (“MD&A”) are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars (“USD”) are expressed as US$.

All balances of common shares, common share purchase warrants, stock options, restricted share units and deferred share units herein are reflective of the fourteen to one (14:1) share consolidation effective December 19, 2022. See section “Share Consolidation.”

Introduction

This MD&A of the financial condition and results of the operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or the “Company” or “HEXO”) is for the three and six months ended January 31, 2023. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”). This MD&A is supplemental to, and should be read in conjunction with, our audited consolidated financial statements (“financial statements”) for the year ended July 31, 2022. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital at January 31, 2023, and forecasted cash flows may require additional capitalization in order to meet the Company’s obligations for the foreseeable future. See Note 2 of the financial statements, and Liquidity and Capital Resources – Going concern section of this MD&A, for a more detailed discussion.

This MD&A is dated March 16, 2023.

Company Overview

HEXO is a consumer-packaged goods (“CPG”) cannabis company with a leading adult-use market share in Canada. Our business focuses on the cultivation, production, manufacturing and sale of cannabis and cannabis 2.0 derivative products. The Company’s primary addressable markets are the Canadian adult-use market, the global medical market (where permitted by regional legislation) and the Canadian medical market.

We pride ourselves in developing innovative award-winning products, which has been evident in our product offerings from the beginning. From our early innovations of Canada’s first oil oral spray, Elixir, to the pioneering of the 28g bulk format and the introduction of straight edge pre-rolls, we strive to develop the right products for the market at the right time. We are committed to putting consumers at the center of everything we do by ensuring we understand them, and their needs that cannabis can address or enhance in their lives. This data driven approach is at the core of our innovation pipeline and is coupled with our keen focus on delivering safe, reputable, high-quality cannabis products to our customers and consumers.

HEXO is headquartered in Gatineau, Quebec, which is home to our first and largest cultivation campus, over 1.2 million sq. ft, with ten grow rooms and four major growing zones and capacity for 220,000 plants. HEXO’s state-of-the-art facilities in Gatineau, Québec are purpose-built and engineered to provide exceptional capacity and streamlined operations. We also have a top tier cultivation and manufacturing facilities in Fenwick, Ontario leveraging the unique microclimate of the Ontario Greenbelt, enabling us to deliver a premium cannabis experience from seed to sale. HEXO’s Cayuga, Ontario site is one of the biggest cultivation sites in North America, at over 98 acres and nearly 700 plants inside and 60,000 plants under hoop houses. The Company’s also possesses a footprint outside of Canada, a research and development facility located in Fort Collins, Colorado.

We are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally, pursuant to all applicable international regulations.

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Strategy and Outlook

Towards the end of FY22 and early FY23, the Company’s new management conducted and executed a holistic review of the Company’s strategy and operations, with the goal of refocusing HEXO to concentrate on profitable growth and its role as a leader in the Canadian adult-use and medical cannabis markets. To accomplish this objective, HEXO’s management identified three critical pillars—aligning for success, delivering profit and growth, and delivering the preferred cannabis experience to our customers and stakeholders.

Aligning For Success – HEXO is committed to focusing the Company to serve and excel in the core Canadian markets, adult-use and medical cannabis. The Company has adopted and continues to implement a modified “made to order” cultivation practice to streamline demand planning and enable the Company to meet the supply needs of its clients and customers with clean, consistent and cost-effective products. HEXO has curated a leaner product portfolio, including the Company’s most popular and best-selling flower and pre-roll products; integrating best cultivation practices gained through the Company’s business acquisitions, improving flower output and ensuring consistent THC, terpenes, flavonoids and size throughout its consolidated operations. Although the Company is now operating with a leaner product portfolio, management is intent on not sacrificing our focus on innovation and new product strains. In Q2’23, HEXO delivered five new cannabis stains to market through the launch of the TnT cannabis strains under the Redecan and Original Stash banners.

Delivering Profit & Growth – The Canadian cannabis industry has shifted from prioritizing rapid expansion and growth, to become leaner, more cost-efficient and having a sharper focus on achieving near-term profitability. HEXO was amongst the first in the industry to recognize excess capacity and the need for tapered overhead costs. This resulted in significant rightsizing to operations throughout FY22, which was accomplished through the culling of underperforming assets and targeting an aggressive reduction in overhead expenses, including personnel, which has led to significant year over year cost savings. Through the rigorous review of its products, HEXO is curating its product offerings to focus on top gross margin generating SKUs and uses the “made to order” demand process to help minimize exposure to aged-out products and the associated impairments and inventory write-downs. HEXO is also refocusing on the domestic medical market (served through direct to patient and wholesale channels), where the Company anticipates accretive opportunities to bolster net sales at higher average gross margins, while better serving Canadian medical clients.

Preferred Cannabis Experience – HEXO’s goal is to provide the preferred cannabis experience for the three key tiers of its distribution—the provincial boards, its retailers, and its end consumers. Establishing the Company as a long-term valued partner to the provincial boards is key to longevity in the cannabis industry. HEXO aims to deliver a consistent, safe and affordable supply of its products while complying with the highest quality standards that each market demands. Educating HEXO’s retailers on the products is also critical to providing this preferred cannabis experience.

HEXO Group of Facilities

The Company has demonstrated stabilized capital expenditure spending during the six months ended January 31, 2023. Management believes that cost efficiencies and operational streamlining can and have been accomplished with the existing facilities and capacity on hand, without additional significant capital requirements.

The following provides information about HEXO’s consolidated group of facilities as of the date of this MD&A:

Location	Purpose	Description
Masson, Quebec (Corporate Headquarters)	Cultivation & Manufacturing

The Company’s Gatineau, Quebec facility is its first and largest cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

During the period, management migrated the majority of the packaging activity at the Masson location to the Fenwick facility in order to streamline operations and provide expected cost savings. Beginning in Q2’22, management has introduced contract grow to the Masson facility, which is expected to gradually become its primary function, while continuing to be the Company’s cultivation facility serving the provincial market of Quebec. Contract grow will operate on a purchase order, by purchase order and supply agreement specific basis. These operations may also include the cultivation of other licensed producers’ stains in order to help maximize usage of the Company’s grow capacity. This will further allow the Company increased flexibility with operating expenses and other variable cost management associated with the site.

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Fenwick, Ontario	Cultivation & Manufacturing

The approximately 400,000 sq. ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, purchasing and quality assurance. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023). The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

This facility now serves as the Company’s primary processing (extraction, bud drying, trimming and bulk bagging), manufacturing (capsule, pre-roll), and packaging (flower packaging, vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, and pre-roll packaging) site.

Cayuga, Ontario	Cultivation & Manufacturing

The owned Cayuga facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until May 1, 2023. The site received a cannabis processing license effective February 23, 2023, which is effective until May 1, 2023. Management expects the site’s licenses to be renewed prior to expiry.

The primary functions of the site are cultivation of annual seasonal crops for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.

Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution	The Effingham Facility’s cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

FACILITIES DECOMMISSIONED AND/OR DISPOSED OF (OR IN THE PROCESS THEREOF)

Location	Status	Description

Brantford, Ontario	Non-operational (formerly R&D)

HEXO’s Brantford Facility previously served as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

The facility continues to be classified as held for sale as at January 31, 2023 on the Company’s interim consolidated financial statements.

Kirkland Lake, Ontario	Currently non-operational (formerly cultivation & manufacturing)

The Kirkland Lake Facility is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary in the acquired group of companies 48North Cannabis Corp. (together “48North”) on September 1, 2021) and comprises approximately 40,000 sq. feet of indoor cannabis cultivation and processing facility. The facility’s license issued by Health Canada for Standard Cultivation and expired on February 11, 2022.

On November 9, 2021, management announced the decommissioning and closure of the facility, and this was completed January 31, 2022. The closure took place to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The facility continues to be classified as held for sale as at January 31, 2023 on the Company’s interim consolidated financial statements.

Brantford, Ontario (Good Farm)	Non-operational (formerly cultivation)

The Good Farm Facility was located in an industrial area in Brantford, Ontario, and is comprised of approximately 46,000 sq. feet of indoor cannabis production, processing space and office space, as well as 25,000 sq. feet of available space to support pre/post farm production, extraction, labs and manufacturing. The facility’s license, issued by Health Canada for Standard Cultivation, expired on February 4, 2022.

On November 9, 2021, management announced the decommissioning and closure effective January 31, 2022. The closure took place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The facility was sold on November 9, 2022.

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Truss Beverage Co.

The Company currently serves the Canadian cannabis beverage market through Truss Beverage Co. (“Truss” or “Truss LP”), our business venture with Molson Coors Canada (“Molson Canada”). Truss is a market leader in developing and producing a range of cannabis beverages that focus on great taste and a consistent experience. Operating out of Belleville Ontario, Truss’s exclusive focus is on cannabis beverages and cannabis beverages only. Truss beverage products continue to be one of the top cannabis beverage market share positions in Canada, holding the number one market share position in Q2’23 with 34% of total sales1, a 4% increase in market share from Q1’23.

Prior to October 1, 2021, cannabis beverage related operations were conducted by HEXO (through a division of the Company, HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing. On October 1, 2021 Truss obtained its own manufacturing and processing license at which time under a shared services arrangement, the Company purchased the manufactured goods from Truss LP and sold the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss received its independent selling license from Health Canada however, the license was not operationalized until November 1, 2022 and as a result the Company has ceased the recognition of Cannabis Infused Beverages (“CIB’s”) beginning in Q2’23.

As a part of the Company’s ongoing assessment of its business plan and strategy, management continues exploring options regarding the future of its investment in Truss.

HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company. We’ve established HEXO USA Inc. (“HEXO USA”) – a wholly owned US based entity created to facilitate our expansion into the US hemp market. HEXO USA continues to focus on the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. This strategy is anticipated to be applicable to CBD and minor cannabinoid-based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

Effective December 31, 2022, management reached a mutual agreement with Molson Coors, the partner in the Colorado based joint business venture, Truss CBD USA LLC (“Truss CBD USA”) to cease operations and dissolve the business. Truss CBD USA had been established to provide hemp-derived CBD in food and beverage across the US, where legally permitted, however the underperformance of the business and a mutual desire to explore alternative strategies in the US market led to the dissolution of the venture. Truss CBD USA was accounted for under the equity method and therefore did not contribute to the Company’s net earnings outside of the 42.5% share of the Truss CBD USA quarterly net losses each period (recorded through other income).

Significant Events

Share Consolidation

On January 25, 2022, the Company was notified of being non-compliant with the minimum bid price requirement under the Nasdaq Listing Rule 5500(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive trading days. The Company received a 180 day extension to regain compliance status on July 26, 2022. Shareholder approval of a consolidation of the Common Shares on the basis of a range between two (2) and fourteen (14) existing pre-consolidation common shares for every one (1) post-consolidation common share was obtained at the annual and special meeting of the shareholders of the Company held on March 8, 2022. The Company filed articles of amendment to implement the consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-Consolidation Common Share (the “Consolidation”). The common shares began trading on a post-Consolidation basis on the TSX and Nasdaq on December 19, 2022, remaining listed under the symbol “HEXO”. As a result of the Consolidation, the 600,988,447 shares issued and outstanding prior to the Consolidation were reduced to approximately 42,927,745 common shares. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of Common Shares. On Consolidation, the exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior secured convertible note, stock options and other share-based securities exercisable for or convertible into common shares have been proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

[1]	Per HiFyre retailer sales data based on sales for the trailing twelve months ended January 31, 2023.

5  MD&A

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three months ended January 31, 2023, October 31, 2022, and January 31, 2022 and the six months ended January 31, 2023 and 2022.

	For the three months ended			For the six months ended
CONDENSED FINANCIAL RESULTS	January 31, 2023	October 31, 2022	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$	$
Revenue from sale of goods	35,268	52,884	72,014	88,152	141,511
Excise taxes	(11,809)	(17,340)	(19,251)	(29,149)	(38,786)

Net revenue from sale of goods	23,459	35,544	52,763	59,003	102,725
Service revenue[1]	702	227	—	929	225

Net revenue	24,161	35,771	52,763	59,932	102,950
Cost of goods sold	(26,337)	(35,563)	(61,302)	(61,899)	(144,285)

Gross loss before fair value adjustments	(2,176)	208	(8,539)	(1,967)	(41,335)
Fair value adjustments[2]	(3,800)	(17,563)	5,979	(21,363)	6,800

Gross profit/(loss)	(5,976)	(17,355)	(2,560)	(23,330)	(34,535)
Operating expenses	(23,771)	(23,164)	(667,296)	(46,937)	(790,431)

Loss from operations	(29,747)	(40,519)	(669,856)	(70,267)	(824,966)
Interest income (expense), net	(752)	(1,917)	(5,058)	(2,669)	(9,588)
Non-operating income (expense), net	34,169	(14,632)	(61,190)	19,537	(18,977)

Net income/(loss) before tax	3,670	(57,068)	(736,104)	(53,399)	(853,531)
Current and deferred tax (expense)/recovery	(2,948)	813	25,218	(2,136)	25,373

Net income/(loss)	722	(56,255)	(710,856)	(55,535)	(828,158)
Other comprehensive income	(11,784)	4,201	20,632	(7,584)	20,996

Total net loss and comprehensive loss	(11,062)	(52,054)	(690,254)	(63,119)	(807,162)

[1]	The Company notes that $1,069 of previously classified Service revenue has been reclassified to Revenue from sale of goods in the three months ended October 31, 2022.
[2]	Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

	January 31, 2023	July 31, 2022
	$	$
Cash and cash equivalents	34,233	83,238
Adjusted Working Capital[2]	54,431	146,950
Inventory and Biological assets	50,590	82,315
Total debt & accrued and unpaid interest outstanding (undiscounted)	233,339	274,895

•	The Company’s loss from operations improved by $10,772 or 27% quarter over quarter and by $640,109 or 96% from Q2’22.

•

Operating cashflows were significantly improved by $34,150 relative to Q1’23. Total operating cash outflows in the six months ended January 31, 2023 improved by 74% or $68,317 when compared to the six months ended January 31, 2022.

•

Total net revenues decreased $11,610 quarter over quarter, as the result of lower adult-use sales and the cessation of recording the sales of cannabis infused beverage (see section ‘Truss Beverage Co.’)

•	The Company’s general and administrative expenses remained flat quarter over quarter and the Company realized cost savings of $12,066 or 54% when compared to Q2’22.

•	Selling, marketing and promotion expenses (“SM&P”) also improved by 35% or $1,428 quarter over quarter. SM&P expenses also improved by $3,691 or 58% relative to Q2’22.

•

When taken as percentage of net sales, during the six months ended January 31, 2023, the Company’s general, administrative, selling, marketing and promotion and research and development costs improved to 47% from 58%, when compared to the six months ended January 31, 2022.

•

The Company recognized an Adjusted EBITDA loss of ($2,412) in Q2’23, an increased loss of $1,814 quarter over quarter. However, relative to Q2’22 adjusted EBITDA significantly improved by 57% or $3,186.

[2]	This is a supplementary financial measure. See section “Non-IFRS Measures” of this MD&A for additional details.

6  MD&A

Summary of Results

Revenue

The following table represents the Company disaggregated net revenues from the sale of goods by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Q2’23	Q1’23	Variance	Variance	Q2’22	Variance	Variance
	$	$	$	%	$	$	%
Adult-use cannabis net revenue	21,333	29,997	(8,664)	(29%)	36,114	(14,781)	(41%)
Beverage based adult-use sales	—	1,551	(1,551)	(100%)	3,867	(3,867)	(100%)
International sales	(265)	1,207	(1,472)	(122%)	8,231	(8,496)	(103%)
Domestic medical sales	550	581	(31)	(5%)	811	(261)	(32%)
Wholesales	1,841	2,208	(367)	(17%)	3,740	(1,899)	(51%)

Net revenue from the sale of goods	23,459	35,544	(12,085)	(34%)	52,763	(29,304)	(56%)

Service revenues[1]	702	227	475	(209%)	—	702	n/a

Total net revenues	24,161	35,771	(11,610)	(32%)	52,763	(28,602)	(54%)

Dried grams and gram equivalents sold (kg)	16,449	19,360	(2,911)	(15%)	29,578	(13,129)	(44%)

[1]	The Company notes that $1,069 of previously classified Service revenue has been reclassified to Revenue from sale of goods in the three months ended October 31, 2022 (Q1’23).

ADULT-USE SALES

Adult-Use Sales (excluding beverages)

The following table summarizes the net revenue per gram sold adult-use flower and pre-rolls.

	Q2’23	Q1’23	Q2’22
Flower	1.52/g	1.45/g	1.42/g
Pre-roll	2.07/g	2.08/g	2.10/g

The Company’s Q2’23 adult-use net sales decreased 29% quarter over quarter. The decline was, amongst other factors, lower sales in Quebec due to competitors dropping prices and taking market share, returns of certain seasonal holiday products due to low velocity, unavailable supply for certain demanded products and certain products being placed on hold due to pricing reductions in the key market of Ontario. Management notes that as stated in the Q1’23 MD&A report, the $2,186 of net revenue associated with the delayed shipments to Alberta (due to severe weather) in Q1’23 has been recognizing during the period upon delivery. Management continues to roll out the revised demand planning strategy as per the Profit and Growth pillar.

As stated in the section ‘Strategy and Outlook’, management launched its new TnT strains in January 2023 which contributed $539 of gross revenue in Q2’23. The initial launch has seen immediate success with a high sales velocity and additional reorders upon the availability of inventory in the subsequent period.

Net sales have declined 41% relative to Q2’22 as the result of the HEXO brand’s decreased market share and performance in the key provincial markets of Ontario, Alberta and Quebec, due to increased competition. Conversely, the Company’s Redecan brand sales increased 9% from Q2’22, as the result of an increased emphasis on the Alberta market. The Zenabis subsidiary (which was deconsolidated in Q4’22 upon loss of control), contributed $3,551 of net sales in Q2’22, which are no longer applicable to the Company.

Beverage Based Adult-Use Sales

Sales from the CIB revenue stream effectively represented the sales activity of the Company’s joint business venture with Molson Canada, Truss. On November 1, 2022 Truss operationalized their cannabis began selling CIBs directly, at which point the Company ceased the recognition of CIB sales on this date. Thus, sales recognized by HEXO in Q2’23 were $nil and are expected to be $nil on a go forward basis.

INTERNATIONAL SALES

International net revenues are subject to volatility on a quarter-to-quarter basis. While management monitors for international opportunities, under the Company’s revised strategy, management is focusing its effort on the domestic Canadian market. During the period, the Company did not engage in any international purchase agreements or contracts, but a price concession of $265 was recognized pertaining to the sales in Q1’23. In the previous quarter, the Company recognized sales of $1,207 as the result of the final sale to an international client, retained by a previous subsidiary of HEXO. The Company was contractually obligated to remit the proceeds of the sale to the former subsidiary thus recognizing the sales at $nil margin.

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International sales in Q2’22 included $4,481 of Zenabis revenues, which are no longer applicable to the consolidated results of HEXO as the result of Zenabis filing for CCAA protection in Q4’22 and the resultant loss of control over Zenabis. No new demand from the Company’s Israeli medical cannabis client has also resulted in a variance of $3,750 when compared to Q2’22.

The reduction of international sales to effectively $nil in the six months ended January 31, 2023 as compared to FY22 is due to the reasons as outlined above.

DOMESTIC MEDICAL SALES

Domestic net medical revenue remained relatively flat quarter over quarter and as compared to Q2’22.

WHOLESALE REVENUE

Wholesale activity consists of transactions between the Company and other domestic licensed entities. These sales are generally larger quantities at competitive, bulk sale prices which may vary from sale to sale and period to period. Wholesales are also free of excise taxes, as the burden belongs to the purchasing entity.

Wholesale revenues declined $367 from the previous quarter as the result of lower purchase orders. Wholesale revenues declined 48% comparatively to $3,740 in Q2’22 as the result of deconsolidating Zenabis which accounted for the entirety of the periods sales.

Wholesale revenues in the six months ended January 31, 2023, have decreased 48% from the comparative period of FY22 due to the reason as outlined above.

SERVICE REVENUES

Beginning in Q1’23, the Company began providing tolling services for licensed producers. These revenues are ad hoc agreements on a purchase order by purchase order basis. The Company recognized $702 of tolling service and other revenues in Q2’23. Management notes that $1,069 of previously classed service revenue in Q1’23 was reclassed to wholesales to better align to the nature of the underlying sale, therefore, tolling services in Q1’23 amounted to $227.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Since legalization, excise taxes relative to gross revenue have increased significantly as they are determined based upon volume sold (as outlined above) rather than as a percentage of the selling prices. Total Canadian cannabis excise tax debt outstanding is on pace to exceed $200 million in March 2023. The Cannabis Council of Canada has formed an Excise Task Force to present these challenges to the Ministry of Finance in Canada and pursue reform.

Excise taxes in Q2’23, as a percentage of gross sales has remained flat quarter over quarter and has increased 2% from Q2’22 as the result of a 17% increase in the adult-use sales composition relative to total net sales.

Cost of Goods Sold and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and overhead.

The fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of goods sold.

The fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected costs of completion and estimated selling costs.

The crystallization of fair value on business combination accounting is a result of the purchase price accounting and related inventory fair value of business combinations. As of Q4’22, the impact of crystallization has been fully realized and is no longer an adjustment to gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold.’ However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost base upon acquisition and recorded in Cost of goods sold.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS financial measures adjusted cost of sales, gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

8  MD&A

For the three months ended	January 31, 2023	October 31, 2022	January 31, 2022
	$	$	$
Net revenue from the sale of goods	23,459	35,544	52,763
Adjusted cost of sales from the sale of goods	(12,818)	(21,475)	(27,964)

Gross profit before adjustments	10,641	14,069	24,799
Gross margin before adjustments	45%	40%	47%
Depreciation included in COGS[1]	(4,675)	(4,773)	(5,973)
Write off of biological assets and destruction costs	—	—	(1,360)
Write off of inventory	(817)	(4,400)	(4,941)
Write (down)/up of inventory to net realizable value	(7,600)	(4,915)	(13,937)
Crystallization of fair value on business combination accounting	—	—	(7,127)

Gross (loss)/profit before fair value adjustments	(2,451)	(19)	(8,539)
Realized fair value amounts on inventory sold	(5,194)	(19,966)	(9,966)
Unrealized gain on changes in fair value of biological assets	1,394	2,403	15,945

Gross (loss)/profit	(6,251)	(17,582)	(2,560)

[1]

The Company has modified the definition of the Non-IFRS metric gross profit/margin before adjustments to be net of depreciation included COGS in order to align with managements definition of the key metric, used in the evaluation and monitoring of the business, as well as to better align with the Company’s competitors defined measure.

GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS financial measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages		Company total
	$	$	$	$	$	$		$
January 31, 2023
Net revenue from the sale of goods	21,333	550	(265)	1,841	23,459	—		23,459
Adjusted cost of sales	(12,043)	(118)	–	(657)	(12,818)	—		(12,818)

Gross profit before adjustments ($)	9,290	432	(265)	1,184	10,641	—		10,641
Gross margin before adjustments (%)	44%	79%	n/a	64%	45%	n/a		45%

	$	$	$	$	$	$		$
October 31, 2022
Net revenue from the sale of goods	29,997	581	1,207	2,208	33,993	1,551		35,544
Adjusted cost of sales[1]	(18,213)	(110)	(974)	(627)	(19,924)	(1,551)		(21,475)

Gross profit before adjustments ($)	11,784	471	233	1,581	14,069	—		14,069
Gross margin before adjustments (%)	39%	81%	19%	72%	41%	Nil	%	40%

	$	$	$	$	$	$		$
January 31, 2022
Net revenue from the sale of goods	36,114	811	8,231	3,740	48,896	3,867		52,763
Adjusted cost of sales[1]	(18,176)	(109)	(3,052)	(2,760)	(24,097)	(3,867)		(27,964)

Gross profit before adjustments ($)	17,938	702	5,179	980	24,799	—		24,799
Gross margin before adjustments (%)	50%	87%	63%	26%	51%	Nil	%	47%

[1]

The Company has modified the definition of the Non-IFRS metric gross profit/margin before adjustments to be net of depreciation included COGS in order to align with managements definition of the key metric, used in the evaluation and monitoring of the business, as well as to better align with the Company’s competitors defined measure.

Adult-Use (excluding beverages)

The non-beverage adult-use adjusted gross margin has increased quarter over quarter as the result of a favourable sales mix of higher margin Redecan sales. The non-beverage, adult-use adjusted gross margin has decreased by six percentage points relative to Q2’22. The reduction is attributable to lower average selling prices year over year, we well as certain favourable accounting adjustments being recognized in the comparative period of Q2’22.

International

The recognized international sales in Q1’23 were the result of a final Zenabis based sale, facilitated by the Company, in which the profits were payable to Zenabis. No international sales were recorded in the period, however a price concession of $265 related to the sale was recognized in the quarter. The Company’s international sales and the associated gross margins may vary from period to period as they are dependent upon the specific purchase order arrangements. The Company recognized high margin, specific international purchase orders from an Israeli based medical client in the comparative period Q2’22.

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Wholesale

The Company’s wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with domestic licensed producers. The wholesale gross margin before adjustments has decreased quarter over quarter due to a higher sales mix of lower margin products being sold during the period, as well as certain previously impaired stock being sold during the period. The Company’s adjusted wholesale gross margin relative to Q2’22 has increased significantly. This was the result of a strategic offloading of finished goods at lower than usual margin in Q2’22 to de-risk inventory from future impairment and increase cash flows.

Cannabis Infused Beverages

The Company’s adult-use beverage sales possess a gross margin $nil upon entering into the transfer agreement between HEXO and Truss LP. Beginning November 1, 2022, Truss LP has operationalized its cannabis selling license and as a result, the Company no longer recognizes sales of CIBs (see section ‘HEXO CIB’).

IMPAIRMENTS AND WRITE OFFS

During Q2’23 the Company wrote off $817 of unsellable inventory and impaired an additional $7,600 of inventory due to aged out product and stock which did not meet certain specifications.

In Q1’23 the Company incurred net impairments of $4,915 due to aged out and excess inventory. The Company destroyed and wrote off costs of $4,400 associated with the aged out and unsellable stock. The Company reversed $5,351 of previously impaired inventory as the result of utilizing the stock in value brands and cannabis derivative products.

In Q2’22, the Company wrote off $4,941 of previously unimpaired aged inventory. The Company also wrote off $1,360 of compromised biological assets due to an overheating issue which has since been remediated. Also, impairments of $12,887 were recognized due to aged inventory and excess supply.

In Q1’22, the Company destroyed $980 of biological asset and wrote off $615 of inventory upon the ending of operations at the Langley facility (acquired through Zenabis). Also, during the period, the Company impaired $36,197 of inventory primarily due to the cessation of the Keystone Isolation Technology project which would have used significant biomass to commission the Company’s cannabis distillation equipment.

FAIR VALUE ADJUSTMENTS

During the three months ended January 31, 2023, the unrealized gain on changes in fair value of biological assets decreased 42% from Q1’23. The reduction was due to a lower average percentage of completion state of crops on hand relative to Q1’23 as well as lower volume as the Cayuga site’s outdoor harvest was fully completed in the previous quarter. Relative to Q2’22 the unrealized gain on changes in fair value of biological assets has decreased 91% as the result of lower plants on hand due to the reorganization of the businesses operations (less cultivation facilities and capacity), lower weighted average selling prices and the change in estimated trim value, which is now valued at $nil.

The 87% decrease in unrealized gain on changes in fair value of biological assets during the six months ended January 31, 2023 as compared to the same period in FY22 is due to those factors discussed above.

In Q2’23, the realized fair value adjustment on inventory sold fell by 74% quarter over quarter. This decrease was the result of substantially lower weighed average selling prices and lower volumes sold relative to Q1’23. The realized fair value adjustment on inventory sold during the period decreased 48% relative to Q2’22 due to the deconsolidation of the Zenabis subsidiary in Q4’22 and lower volumes sold.

During the six months ended January 31, 2023, the realized fair value adjustment on inventory sold increased 11%. This is due to the acquisition of Redecan in Q1’22 and no fair value on inventory sold being recognized on Redecan sales during Q1’22, thus negating those factors discussed above. The fair value had been crystalized to, and included in, the opening balance inventory’s carrying value, through the applicable purchase price allocation accounting and subsequently recognized through cost of goods sold (as crystallization).

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Operating Expenses

	For the three months ended			For the six months ended
	January 31, 2023	October 31, 2022	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$	$
General and administration	10,484	10,466	22,550	20,953	45,036
Selling, marketing and promotion	2,678	4,106	6,369	6,784	12,592
Share-based compensation	301	959	4,017	1,260	7,841
Research and development	166	322	1,478	488	2,445
Depreciation of PPE	839	784	1,140	1,623	3,196
Amortization of intangible assets	3,262	2,871	6,895	6,132	15,053
Restructuring costs	481	1,062	4,524	1,543	8,513
Impairment of PPE and AHFS	408	(611)	100,130	(203)	123,933
Impairment of intangible assets	—	—	140,839	—	140,839
Impairment of goodwill	—	—	375,039	—	375,039
Impairment of investment in associates	643	—	—	643	26,925
Derecognition of onerous contract	(269)	—	—	(269)	—
Loss/(gain) on disposal of PPE	133	(510)	(254)	(377)	74
Acquisition, integration & transaction costs	4,645	3,715	4,569	8,360	28,945

Total	23,771	23,164	667,296	46,937	790,431

Operating expenses include general and administrative expenses, selling, marketing and promotion, share-based compensation, research and development, depreciation/amortization and other operating expenses. Selling, marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses remained consistent quarter over quarter.

General and administrative expenses were significantly improved by 54% relative to Q2’22. The driving force behind the $12,066 of cost savings is the $6,892 or 73% decrease in net payroll expenses, realized upon management’s reorganization of the business’s structure and headcount. Professional fees were reduced by 60% for cost savings of $3,814 by way of reducing reliance on third party providers for certain services and activities. Through the process of rightsizing departments, management reduced the Company’s dependency on consultants by 88%, resulting in cost savings of $1,695.

For the six months ended January 31, 2023, general and administrative costs are down by 53% or $24,083 compared to the six months ended January 31, 2022. Similarly, the cost reduction is driven by a $14,142 or 72% reduction in payroll costs related to restructuring, rightsizing and cost saving initiatives. The remaining cost savings were driven by those factors as stated above, the wind down and deconsolidation of the Company’s Belleville facility and Zenabis operations.

SELLING, MARKETING AND PROMOTION

The Company’s selling, marketing and promotion expenses decreased 35% quarter over quarter due to reduced spending on external sales consultants as well as reduced payroll expenses in Q2’23. At the end of Q2’23, management terminated the external sales team arrangement and will be retaining a select group as the in-house team going forward.

Furthermore, selling, marketing and promotion expenses have improved by 58% or $3,691 when compared to Q2’22. The improvements are attributable to lower payroll costs as a result of the Company’s restructuring activities, as well as reduced spending at Redecan as the combined entity moved towards a lower cost structure.

During the six months ended January 31, 2023, selling, marketing and promotion expenses decreased by 46% or $5,808 from the comparative period in FY22. Major drivers of this decrease are the reduction in marketing payroll expenses and the tapering off of the Company’s combined marketing spending due to integration. These decreases were partially offset by an increase in sales consulting spend in Q1’23.

SHARE-BASED COMPENSATION

Share-based compensation declined by 69% quarter over quarter due to the impact of a decline in the Company’s share price on certain mark to market awards. This was partially offset by the share-based compensation attributed to a grant issued on November 1, 2022.

For the three and six months ended January 31, 2023, share based compensation has been reduced by 93% and 84% when compared to the three and six months ended January 31, 2022. The sharp decrease is attributable to a decline in the Company’s share price, a lower unvested outstanding option pool, and the accelerated vesting of options for the departure of certain executives and directors in FY22.

11  MD&A

RESEARCH AND DEVELOPMENT (“R&D”)

R&D expenses remained flat quarter over quarter.

For the three and six months ended January 31, 2023, R&D expenses have been reduced by 89% and 80%, respectively when compared to the prior year as the result of managements reorganization and rightsizing efforts.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT (“PPE”)

Depreciation of property, plant and equipment recognized in operating expenses was relatively consistent quarter over quarter.

For the three and six months ended January 31, 2023, depreciation expenses was 26% and 49% lower when compared to the three and six months ended January 31, 2022, respectively, due to a lower depreciable asset value base. The diminished asset pool is the result of the deconsolidation of Zenabis in Q4’22 and reduction of administrative and non-production purposed assets. Under the Company’s accounting policy, deprecation associated from the assets which contribute to the production and manufacturing of goods are capitalized during the period and ultimately recognized through cost of goods sold. Thus, the depreciation recognized through operating expenses pertain to those assets not contributing to the production and manufacturing of goods, which is a relatively much lower asset pool in comparison to the value of fixed assets actively involved in operations.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased by 14% quarter over quarter, driven by additions to the Company’s Enterprise Resource Planning (“ERP”) software and the acquired T2.0 licensing rights in the fiscal year.

During the three and six months ended January 31, 2023, amortization expenses have decreased by 53% and 59%, respectively when compared to the prior year periods. This is the direct result of the significantly reduced value of intangible assets due to $140,839 of impairment losses recognized in Q2’22. The losses were the result of the Company’s new management recasting estimated future cash flows and the diminished economic benefits associated with the recently acquired intangible assets from business combinations in Q1’22.

RESTRUCTURING COSTS

The Company’s Q2’23 restructuring costs have been reduced by 55% or $581. The reduction was driven by the winding down of continuance and severance payments relative to Q1’23. Also in the period, the Company incurred contractual restructuring compensation to certain past directors.

For the three and six months ended January 31, 2023, restructuring charges have been reduced by 89% and 82%, respectively when compared to the same periods in FY22. These decreases are attributable to restructuring of the Company’s management in the first two quarters of 2022, including the former CEO and CFO as well as departmental restructuring to right size the business.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

During Q2’23, the Company impaired $408 of packaging equipment at its’ Masson facility. Comparatively, in Q1’23 the Company adjusted the estimated disposal value of the Good Farm property based on a received offer, resulting in a gain of $410. The Company also recognized minor impairment reversals of $201 upon the realization of certain estimates.

For the three and six months ended January 31, 2023, impairments of plant, property and equipment are relatively immaterial compared to the three and six months ended January 31, 2022. On January 31, 2022, indicators of impairment were identified as a result of significant revisions to the new management’s forecasts of future net cash inflows and earnings. This resulted in the impairment of some of the Company’s cultivation facilities, related equipment and capital projects, which totaled $123,933 of impairment losses.

All recoverable amounts were determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy.

IMPAIRMENT OF INTANGIBLE ASSETS

There were no impairments of intangible assets in the three and six months ended January 31, 2023.

In the six months ended January 31, 2022, indicators of impairment were identified as a result of significant revisions to the Company’s forecasts and estimates by new management. This resulted in the impairment of the Company’s acquired and capitalized brands, the licenses attributed to acquired cultivation facilities and the production Know-how asset.

IMPAIRMENT OF GOODWILL

On January 31, 2022, the Company identified indicators of impairment as the Company’s carrying value of HEXO’s only material cash generating unit (the “Canadian Operations CGU”) exceeded market capitalization. The Company performed an impairment test and valuation of the Canadian Operations CGU resulting in a full impairment of the goodwill arising from the acquisitions of Zenabis, Redecan and 48North.

The Company has not generated additional goodwill since Q2’22 and as such no impairment losses have been recognized in FY23.

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IMPAIRMENT OF INVESTMENT IN ASSOCIATE

During the three and six months ended January 31, 2023, the Company recognized an impairment loss of $643 related to the wind-down of Truss CBD USA. Management reached a mutual agreement with the Partner, Molson Coors, to terminate Truss CBD USA and as such the investment was written down to the recoverable amount.

Comparatively, In the six months ended January 31,2022, the company recorded impairment on the investment in Truss LP as there existed indicators of impairment, requiring management to perform a discounted cash flow valuation which resulted in an impairment down to its recoverable amount. The historical carrying amount of the Truss LP investment included $42,300 related to the fair value of warrants issued to Molson Canada as part of the initial investment in 2018. These warrants expired unexercised in October 2021.

ACQUISITION, INTEGRATION AND TRANSACTION COSTS

Quarter over quarter, acquisition, integration and transaction costs increased by 25%, or $930 as a result of final variable lease charges related to the Belleville exit and other non-recurring, project specific expenses.

Compared to Q2’22, the total expenses are flat, however, Q2’23 expenses are mainly driven by the shared Belleville cost savings with Tilray, while the Q2’22 figures mainly related to director’s and officers liability insurance runoffs and the integration fees associated with the business acquisitions of Q1’22.

During the six months ended January 31, 2023, the main drivers of acquisition, integration and transaction costs are the shared Belleville facility savings, of which the Company is contractually obligated to remit 50% of savings to Tilray Brands Inc. Compared to prior year period, where the transaction costs relate primarily to the acquisition and integration costs of Redecan, 48N and Zenabis, including $22.1 million of broker fees.

Other Income and Losses

	For the three months ended			For the six months ended
	January 31, 2023	October 31, 2022	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$	$
Interest and financing expenses	(1,263)	(2,467)	(5,251)	(3,730)	(10,555)
Interest income	511	550	193	1,061	967

Finance income (expense), net	(752)	(1,917)	(5,058)	(2,669)	(9,588)

Revaluation of warrant liabilities	273	2	11,866	275	39,334
Share of loss from investment in associates and joint ventures	43	(2,398)	(2,669)	(2,355)	(4,818)
Fair value gain/(loss) on senior secured convertible note	31,777	(6,270)	(76,666)	25,506	(64,995)
Gain/(loss) on investments	—	140	(297)	140	(576)
Gain on sale of Belleville Complex Inc.	—	—	9,127	—	9,127
Foreign exchange gain/(loss)	3,709	(9,023)	(4,582)	(5,313)	920
Other (losses)/gains	(1,633)	2,917	2,031	1,284	2,031

Non-operating income (expense), net	34,169	(14,632)	(61,190)	19,537	(18,977)

INTEREST AND FINANCING EXPENSES

In Q2’23, the Company’s interest and financing expenses primarily consist of interest and accretion related to the Company’s 8% convertible debentures. Interest and financing expenses have diminished as compared to Q1’23 and Q2’22, due to the deconsolidation of the Zenabis held interest bearing notes payable in Q4’22 and the repayment of the 8% convertible debentures on December 5, 2022.

Similarly, for the six months ended January 31, 2023, the Company’s interest and financing expenses have diminished compared to the six months ended January 31, 2022 due to those reasons outlined above.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

In Q2’23, the share of gain/(loss) from investments in associates and joint ventures was $43. The current periods gain is the result of certain non-recurring adjustments recognized by Truss LP. Comparatively, the previous quarter’s loss of $2,398 is generated from the losses sustained in Truss LP and Truss USA.

During the three and six months ended January 31, 2023, the share of gain/(loss) from investments in associates and joint ventures were $43 and $(2,355) respectively, an improvement from the $(2,669) and $(4,818) losses in the prior years’ comparative periods. Similarly, to the paragraph above, the reduced loss in the current period is attributable to a non-recurring adjustment recognized by Truss LP.

13  MD&A

REVALUATION OF WARRANT LIABILITIES

The applicable financial instruments are the US$ denominated warrants which are classified as a liability and remeasured at each period end date. In Q2’23, the revaluation gain of financial instruments was $273 due to a lower share price driving down the value of the Company’s warrant liabilities. Due to minimal volatility in the Company’s share price during the previous quarter, the revaluation of financial instruments was nominal.

Comparatively, in Q2’22, a significant revaluation gain was recognized as the result of the 60% decrease in share price during the period as well as a 17% increase in the USD/CAD FX rate.

During the six months ended January 31, 2023, the $275 gain in warrant liabilities stems from the drop in the Company’s stock price during the period. This is significantly lower than the $39,334 gain for the six months ended January 31, 2022, as the stock price dropped more significantly in the prior year period and the initial value of the warrant liabilities were closer to their granted value.

FAIR VALUE GAIN/LOSS ON SENIOR SECURED CONVERTIBLE NOTE

The fair value gain on the senior secured convertible note in Q2’23 is the result of the monthly US$1.5 million payments made during the period as well as the 43% decrease in the Company’s share price. A loss of $15,325 was recognized due to the decrease of the Company’s credit spread (recognized through other comprehensive income) which resulted in a gain in fair value for the same amount. Comparatively, in Q1’23, the fair value adjustment of the senior secured convertible note resulted in a loss of $1,656, and an increase in the Company’s credit spread (recognized through other comprehensive income) resulted in a loss of $4,614.

In Q2’22, the fair value loss related to the originally issued senior secured convertible note which was in technical default and increased the principal owed from 110% to 115%. The $12.6 million of amortized day 1 loss along with the reduction of the company’s credit spread from 20% to 15%, contributed to the $43 million loss recognized in fair value changes.

During the six months ended January 31, 2023, the fair value adjustment of the senior secured convertible note resulted in a gain of $14,795. A decrease in the Company’s credit spread (recognized through other comprehensive income) resulted in a gain of $11,701. Comparatively, for the six months ended January 31, 2022, the $64,995 fair value loss was due to a $24.9 million loss due to the amortization of the day 1 loss and a $19.1 million loss recognized in fair value changes due to the impact of default of the note being greater than the reduced principal outstanding, due to partial monthly optional redemptions being executed by the lender.

SALE OF INTEREST IN BELLEVILLE COMPLEX INC (‘BCI’)

On January 22, 2022, the Company disposed of its 25% interest in the joint venture Belleville Complex Inc for proceeds of $10,111. The initial consideration at the time of formation in October 2018 was $nil with a carrying value at the date of disposal of $984. As such, the Company recognized a gain of $9,127 upon disposal.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period on the USD denominated senior secured note and cash balances. The gains recognized during Q2’23 are due to the favorable quarter over quarter increase in the CAD/USD rate on the Company’s senior secured convertible note ($4,725) and was partially offset by the unfavorable impact on the Company’s USD cash balance. The losses recognized in Q1’23 were due to the unfavorable quarter over quarter increase in the CAD/USD rate on the Company’s senior secured convertible note ($13,434) and were also partially offset by the favorable impact on the Company’s USD cash balance. Comparatively, in Q2’22, the unfavorable volatility in the USD/CAD exchange rate in Q2’22 applied to the Company’s USD denominated senior secured convertible note with HTI resulted in a gain of $8,289, which was offset by gains in the Company’s US cash balance.

During the six months ended January 31, 2023, unfavorable volatility in the CAD/USD FX rate during the period, resulted in a ($8,709) loss on the Company’s senior secured convertible note and is partially offset by the favorable impact on the Company’s USD cash balance. During the six months ended January 31, 2022, the unfavorable volatility in the CAD/USD FX rate during the period resulted in a ($6,655) loss on the Company’s senior secured convertible note and was offset by the favorable impact on the Company’s USD cash balance, which was approximately US$94.8 million as at January 31, 2022.

OTHER INCOME AND LOSSES

The Company recognized a $1,633 loss in Q2’23, due to the write off of a sales tax receivable. In the comparative period of Q1’23, The Company recognized a $2,917 gain on adjusting the onerous contract to the settlement amount during Q1’23. Other income and losses in Q2’22 consisted of a sales tax recovery account. Additionally, there was a gain on the exit of leases of $454.

14  MD&A

Adjusted EBITDA

As further discussed under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Net loss before tax, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q2’23	Q1’23	Q4’22	Q3’22	Q2’22
	$	$	$	$	$
Net loss before tax	3,670	(57,068)	(106,174)	(152,702)	(736,104)
Finance expense (income), net	752	1,917	3,870	4,964	5,058
Depreciation, included in cost of sales	4,675	4,773	5,112	4,814	5,973
Depreciation, included in operating expenses	839	784	2,652	1,579	1,140
Amortization, included in operating expenses	3,262	2,871	3,338	2,957	6,895
Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(273)	(2)	(1,791)	(3,147)	(11,866)
Share of loss from investment in joint venture	(43)	2,398	2,482	1,856	2,669
Fair value losses on senior secured convertible note	(31,777)	6,270	52,690	15,110	76,666
Unrealized loss/(gain) on investments	—	(140)	140	—	297
Realized gain on disposal of investment in BCI	—	—	—	—	(9,127)
Foreign exchange loss/(gain)	(3,709)	9,023	1,058	527	4,582
Net gain on debt extinguishment	—	—	(20,534)	—	—
Net gain/(loss) on loss of control of subsidiary	—	—	(25,009)	—	—
Non-cash fair value adjustments
Realized fair value amounts on inventory sold	5,194	19,966	11,826	8,903	9,966
Unrealized gain on changes in fair value of biological assets	(1,394)	(2,403)	(16,901)	(13,238)	(15,945)
Crystalized fair value adjustment on PPA[3]	—	—	3,052	4,396	7,127
Restructuring costs & acquisition costs
Restructuring costs	481	1,062	3,788	2,804	4,524
Acquisition, integration and transaction costs	4,645	3,715	5,417	1,175	4,569
Other non-cash items
Share-based compensation, included in operating expenses	301	959	786	5,769	4,017
Write-off of biological assets and inventory	817	4,400	6,768	1,973	6,301
Write (up)/down of inventory to net realizable value—net	7,600	4,915	36,331	13,274	13,937
Impairment loss on goodwill	—	—	—	—	375,039
Impairment losses on property, plant and equipment	408	(611)	7,899	83,171	100,130
Impairment losses on intangible assets	—	—	—	—	140,839
Impairment of investment in associate	643	—	30,835	—	—
Recognition of onerous contracts and settlement adjustments	1,633	(2,917)	1,000	—	—
(Gain)/loss of long-lived assets	(269)	—	396	(2,935)	(254)
Other income/(losses)	133	(510)	(16,498)	413	(2,031)

Adjusted EBITDA	(2,412)	(598)	(7,467)	(18,337)	(5,598)

The Company’s Adjusted EBITDA loss increased by $1,814, quarter over quarter. The increased loss is the result of the $3,855 reduced gross margin, driven by lower net sales, a lower composition of international and wholesale revenues and finally, lower weight average selling prices.

Offsetting the above were the $1,566 in cost savings recognized through improved selling, marketing and promotional and R&D spending. Tolling and other revenues also increased by $475 quarter over quarter.

When compared to Q2’22, adjusted EBITDA improved by $3,186, as the resulted of significantly improved operating expenses, representing savings of $17,069. Partially negating these savings is the decline in adjusted gross margin relative to Q2’22, of ($14,158) due to lower quarterly sales, and a lower higher margined sales mix.

[3]	This is a supplementary financial measure. See section “Key Operating Performance Indicators” of this MD&A for additional details.

15  MD&A

Quarterly Results Summary

The following table presents certain unaudited financial information for the trailing eight fiscal quarters. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q2’23	Q1’23	Q4’22	Q3’22
Net revenue	$24,161	35,771	42,494	45,569
Total loss and comprehensive loss	$(11,062)	(52,054)	(102,367)	(146,663)
Weighted average shares outstanding shares	42,997,028	42,927,745	36,813,573	30,922,758
Loss per share – basic	$(0.26)	(1.21)	(2.78)	(4.74)
Loss per share – fully diluted	$(0.26)	(1.21)	(2.78)	(4.74)

	Q2’22	Q1’22	Q4’21	Q3’21
Net revenue	$52,763	50,188	38,760	22,660
Total loss and comprehensive loss	$(690,254)	(116,908)	(67,959)	(20,708)
Weighted average shares outstanding shares	25,410,870	17,986,134	10,144,155	8,742,695
Loss per share – basic	$(27.16)	(6.50)	(6.70)	(2.37)
Loss per share – fully diluted	$(27.16)	(6.50)	(6.70)	(2.37)

Financial Position

The following table provides a summary of our consolidated financial position as at January 31, 2023 and July 31, 2022:

	January 31, 2023	July 31, 2022
	$	$
Current assets	132,067	271,647
Non-current assets	395,721	409,302
Current liabilities	242,995	335,076
Non-current liabilities	29,681	32,181
Total shareholders’ equity attributable to HEXO Corp.	255,112	313,692

Current Assets

The following activities and events resulted in the net decrease of current assets during the six months ended January 31, 2023:

•

The Company’s cash and cash equivalents position has decreased by $49,005 as the result of the December 2019 convertible debt repayment upon maturity in December 2022 of $40,729 for the remaining movement see section ‘Liquidity and Capital Resources’.

•

Restricted funds decreased by $29,971 as the result of the termination of the captive insurance program and the adoption of a directors and officers insurance program utilizing annual premiums as opposed to a pool of restricted cash not available for operational use.

•	The Company’s trade receivables decrease by $19,060 as the result of increased vigilance and enhanced account management which improved the timeliness of collection.

•

Inventory has been reduced by $22,854 due to higher net consumption and lower carried raw materials to finished goods. This was done to better align inventory levels to customer demand and by virtue limit excess and obsolete impairment exposure. Lower weighted average pricing also decreased the gain on fair value on inventory.

•	Biological assets have decreased by $8,871 in the quarter as the result of harvesting the Cayuga outdoor grow crops during the six months ended January 31, 2023.

•	The $6,460 decrease in commodity taxes recoverable and other receivables was driven by collections upon the finalization of a sales tax audit.

Non-Current Assets

The following activities and events resulted in the net decrease of non-current assets during the six months ended January 31, 2023:

•	Property, plant and equipment decreased by $11,142 most notably as a result of standard depreciation. The Company has no significant ongoing capital projects.

•

On a net basis, intangible assets decreased by $2,329, as amortization has been partially offset by $3,803 of intangible additions pertaining to the capitalization of Company’s new ERP system and the T2.0 license.

•

The Company’s investments in associates decreased by $2,909 as a result of equity pick up of the respective operating losses in Truss LP and Truss CBD USA as well as the $643 write down of Truss CBD USA.

•	The net increase of long-term prepaid expenses of $3,303 is due to an additional CRA excise security deposit required as part of the Company’s license renewal.

16  MD&A

Current Liabilities

The following activities and events resulted in the net decrease of current liabilities during the six months ended January 31, 2023:

•	Accounts payable and accrued liabilities decreased by $40,452 due to the following key factors:

•	A transfer of $8,530 owed to a cannabis supplier into other liabilities as the result of a legal judgement.

•

The settlement of accruals, most notably, the Health Canada annual cannabis fee, professional fees related to integration costs, the year-end audit and SOX compliance, refinancing success fees, and a lease termination fee upon exit of the Belleville facility.

•	Shared cost savings payments of approximately $6,800 made to Tilray pertaining to the closure of the Belleville facility; and

•

The net decrease in payroll related accruals due to a change in estimated RSU settlement (cash to equity) and general reduction to payroll due to lower headcount and the wind down on severance continuance pay.

•	The December 2019 convertible debenture matured in December 2022 and was fully paid, reducing current liabilities by $38,301 from July 31, 2022.

•

The Senior secured convertible note decreased by $20,720, driven by the 37% reduction in share price and the payments of $9,039 in monthly advisory fees which is accounted for as deemed interest and capitalized under the senior secured convertible note.

•	The net increase to other liabilities of $5,153 is the result of the judgement as stated above.

Long-Term Liabilities

During the six months ended January 31, 2023, long-term liabilities remained relatively consistent from July 31, 2022.

Shareholders’ Equity

During the six months ended January 31, 2023, the net decrease to shareholders’ equity is due to the following:

•	The Company issued $1,539 in share capital during the period as the result of entering into a licensing agreement.

•

On a net basis, the Company’s share-based payment reserve decreased by $2,746, due to $5,746 of expired stock options offset by $3,000 in vested equity-settled share-based payment expenses recognized in the period.

•	Contributed surplus has increased by $6,946 due to the expiry of fully matured warrants and vested stock options.

Liquidity and Capital Resources

Cash Flow Highlights

For the six months ended	January 31, 2023	January 31, 2022
	$	$
Opening cash and cash equivalents	83,238	67,462
Cash (used)/received through:
Operating activities	(23,430)	(91,747)
Financing activities	(53,864)	173,228
Investing activities	28,289	(111,217)

Ending cash and cash equivalents	34,233	37,726

Operating Activities

Net cash used from operating activities for the six months ended January 31, 2023 decreased from the comparative period of fiscal 2022 due to the following.

Cash used in operating activities decreased by 74% from the comparative period due to the general reduction in the Company’s total pre-tax net loss, and the realization of cost savings initiatives and restructuring. Other contributing factors include:

•	The Company’s general, administrative, selling, marketing and promotional expenses have decreased by $31,848;

•	Cash based acquisition and transaction costs related to M&A and associated integration costs were reduced by $20,585 and restructuring costs were reduced by $6,970.

•	Collection of trade accounts receivable improved by $19,876 due to increased collection efforts.

•	Carried inventory has also diminished as compared to FY22 (see section ‘Current Assets’).

17  MD&A

Financing Activities

Cash used from financing activities in the six months ended January 31, 2023 decreased from the six months ended January 31, 2022 due to the following events and transactions:

For the six months ended January 31, 2023

•	The Company undertook no financings or additional debt during the six months ended January 31, 2023.

•	The outstanding principal of $40,140 was repaid upon the maturity of the December 2019 convertible dentures.

•	Financing costs and cash settlement on the senior secured convertible note amounted to $11,515 under the senior notes new structure beginning in Q4’22.

For the six months ended January 31, 2022

•

Cash was generated for the purpose of acquiring Redecan through the issuance of common shares through the underwritten public offering in August 2021 was $175,034; and $23,877 from an ATM program in order to support general working capital.

•	The Company utilized $10,111 of cash proceeds from the sale of its investment in BCI towards repayment of the original senior secured convertible note.

•	The Company settled convertible and other debt acquired through the Zenabis and 48North acquisitions in the amount of $6,754 as well as interest payments on the senior note of $3,648.

Investing Activities

Net cash generated through investing activities for six months ended January 31, 2023 improved comparatively from six months ended January 31, 2022 due to the following events and transactions:

•

During the current fiscal year, management unrestricted $29,971 of net cash through the termination of the captive insurance program and the adoption of a traditional directors and officers insurance program utilizing annual premiums versus a pool of restricted funds.

•

In Q1’22, the Company’s $286,454 of Cash held in escrow (raised through the Senior secured convertible note in May 2021) was fully utilized to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering. Total cash payments on business acquisitions, net of cash acquired was $381,157;

•

The acquisition of property, plant and equipment was $20,101 in the comparative period of FY22 as compared to $2,241 in the current period. The Company has disposed certain assets held for sale and there were no continuing capital projects during the period; and

•	No cash contributions to the Company’s investments in associates were made during the period, compared to $1,861 in FY22.

Going Concern

During the three and six months ended January 31, 2023, the Company reported operating losses of $29,747 and $70,267, respectively; cash outflows from operating activities of $23,430 in the six months ended January 31, 2023 (positive operating cashflows of $5,360 generated in three months ended January 31, 2023) and an accumulated deficit of $1,897,119 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $110,928 and held cash and cash equivalents of $34,233 as at January 31, 2023 ($83,238 at July 31, 2022).

The Company’s 8% convertible debentures matured on December 5, 2022, which resulted in a cash repayment of $40,729. The Company remains subject to, amongst other covenants, a minimum liquidity covenant of US$20 million under the Senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the three months ended April 30, 2023.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company has taken the following actions:

•

Management will continue to evaluate potential private and public financing opportunities through the issuance of equity. Notably, the Company’s at-the-market program as initiated in May 2022, remains available to the Company (following certain legal and administrative filings) and authorizes the Company to issued equity up to US$40 million from treasury to the public, although the Company’s ability to access this entire amount may be affected by market conditions and the performance of the Company’s share price. Management may utilize this program to bridge cashflows during certain periods of volatility in order to manage its working capital obligations and remain compliant with the minimum liquidity covenant.

•

The Company has entered into an equity purchase agreement (the “equity line of credit” or “ELOC”) with an affiliate of KAOS Capital Ltd (“KAOS”), which could provide the Company access to $5 million capital per month over the ELOC’s remaining 29-month term. However, the Company has yet to file a prospectus supplement qualifying the distribution and resale by the subscriber of the Put Shares and thus has not drawn upon the ELOC, and considering the Company’s current financial situation, there are significant doubts as to the Company’s ability to file such a prospectus and access financing under the ELOC.

18  MD&A

•

The Company executed certain cost saving initiatives in the second half of the previous fiscal year in order to decrease the operating expenses and improve the cashflows of the business. The impact of these initiatives require time to be fully realized. During the current period, management has demonstrated improvements to the Company’s operating expenses and operating cashflows and management continues to execute additional cost saving initiatives such as the restructuring of the Company’s packaging and manufacturing departments.

•

The Company has commenced discussions with its lender regarding potential amendments to and/or covenant relief under the Senior Secured Convertible Note. No agreement has been reached to date and there can be no assurance that such agreement will be reached.

The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain favourable waivers and/or amendments from its lender under the Senior Secured Convertible Note and/or to obtain the necessary financing to meet its obligations, comply with its financial covenants, and to repay its liabilities when they become due.

There can be no assurances however that financing alternatives will be available or available on terms that are acceptable to the Company, that the Company will be able obtain favourable waivers and/or covenant relief from its lender under the Senior Secured Convertible Note or that the Company’s savings initiatives alone will yield sufficient liquidity to meet the minimum liquidity or generate positive Adjusted EBITDA, in order for the Company to meet its covenant requirements and execute on its business plan. Should these efforts prove unsuccessful, there is uncertainty as to the Company’s ability to remain in compliance with the covenants of the Senior Secured Convertible Note over the next 12-month period. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

Capitalization Table

Effective December 19, 2022, the Company executed a 14:1 share consolidation (see section “Share Consolidation”).

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A, January 31, 2023 and July 31, 2022.

	March 17, 2023	January 31, 2023	July 31, 2022
Common shares	43,996,355	43,383,035	42,927,745
Warrants	4,227,517	4,227,517	4,255,873
Options	1,656,785	1,716,156	1,763,362
Restricted share units	66,987	66,987	145,233
Deferred share units	350,826	350,826	292,028
Convertible debentures	—	—	226,831
Senior secured convertible note	43,236,354	41,576,885	39,777,300

Total	93,534,824	91,321,406	89,388,372

The following table summarizes stock option activity during the six months ended January 31, 2023 and the year ended July 31, 2022.

	January 31, 2023		July 31, 2022
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
		$		$
Opening balance	1,763,337	10.22	858,414	148.82
Granted	108,932	3.64	1,275,136	10.27
Replacement options issued on acquisition	—	—	11,572	100.66
Forfeited	(100,359)	72.29	(336,731)	62.53
Expired	(55,754)	117.87	(43,838)	310.79
Exercised	—	—	(1,216)	35.56

Closing balance	1,716,156	55.98	1,763,337	10.22

19  MD&A

The following table summarizes information concerning stock options outstanding as at January 31, 2023.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$3.64–$10.50	1,066,489	9.33	137,548	9.14
$26.04–$138.88	431,736	7.54	367,121	7.38
$150.64–$46.00	217,931	5.95	217,931	5.95
	1,716,156		722,600

The following table summarizes RSU activity for six months ended January 31, 2023 and the year ended July 31, 2022. As of January 31, 2023, 64,921 of the RSUs were vested.

	January 31, 2023		July 31, 2022
	Value of units on		Value of units on
	Units	grant date	Units	grant date
		$		$
Opening balance	145,236	41.58	39,345	110.74
Granted	—	—	108,374	24.36
Exercised – cash settled	(78,249)	3.89	—	—
Forfeited	—	—	(2,483)	46.20

Closing balance	66,987	25.68	145,236	41.58

The following table summarizes DSU activity for the six months ended January 31, 2023 and the year ended July 31, 2022.

	January 31, 2023		July 31, 2022
	Units	Value of units	Units	Value of units
		$		$
Opening balance	292,030	3.36	—	—
Granted	58,796	3.54	292,030	10.08

Closing balance	350,826	2.11	292,030	3.36

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. On January 31, 2023, there were no vested DSUs.

The following table summarizes warrant activity during the six months ended January 31, 2023 and year ended July 31, 2022.

	January 31, 2023		July 31, 2022
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
		$		$
Outstanding, beginning of period	4,255,875	84.98	2,619,070	123.90
Expired and cancelled	(28,358)	274.20	(227,077)	474.04
Issued on acquisition	—	—	111,023	314.02
Issued	—	—	1,752,858	60.90

Outstanding, end of period	4,227,517	85.15	4,255,875	84.98

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

Capital Resources

On January 31, 2023, the Company’s working capital deficiency and adjusted working capital (see ‘Non-IFRS Measures’) totaled ($109,970) and $54,447, respectively. The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of January 31, 2023, using the closing market price of the common shares on the TSX of $2.11.

20  MD&A

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years as at January 31, 2023 are as follows:

	2023 (six months remaining)	2024 – 2025	2026 – 2027	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	32,129	—	—	—	32,129
Excise taxes payable	9,116	—	—	—	9,116
Other liabilities and onerous contracts	10,916	—	—	—	10,916
Senior secured convertible note(1)	5,797	23,188	241,552	—	270,537
Undiscounted lease obligations	395	780	300	1,200	2,675
Capital projects(3)	2,938	—	—	—	2,938
Service contracts	1,850	1,714	164	—	3,728
Tilray advisory and cost savings agreement(2)	12,015	51,064	36,045	—	99,124

	75,156	76,746	278,061	1,200	431,163

(1)	Based on the future cash payment at maturity of the total outstanding principal as at January 31, 2023 and assuming all interest payments are made when due.
(2)	Commercial agreements executed with Tilray Brands on July 12, 2022, a part of the Strategic Alliance initiative and reassignment of the Company’s Senior secured convertible note.
(3)	The Company’s stated capital projects commitments are disclosed on the basis of management’s current capital budget and is subject to change.

LITIGATION

The Company may be, from time to time, subject to various administrative and other legal proceedings. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

On of January 23, 2023, the Superior Court of Quebec dismissed the class action lawsuit against the Company and its former Chief Executive Officer, filed November 19, 2019. The lawsuit had asserted causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs sought to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and sought compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at January 31, 2023 (July 31, 2022—$nil). The Plaintiff has until March 20, 2023 to file an appeal.

As of January 31, 2023, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

During the year ended July 31, 2020, the Company recognized an onerous contract provision of $4,762 related to a fixed price supply agreement for the supply of cannabis. During the six months ended January 31, 2023, the onerous provision was adjusted to the court judgement amount of $1,846. On January 31, 2023, the total outstanding judgement liability was $10,454 (presented in other liabilities). Management has initiated an appeal against the court’s decision and is simultaneously pursuing a settlement with the counterparty.

21  MD&A

Subsequent to the period, on February 24, 2023 the Company received a notice of arbitration from a capital markets consulting group claiming the Company failed to pay a completion fee in connection to an advisory arrangement. The claimant is seeking $11,904 for breach of contract. The Company believes the action to be without merit and intends to vigorously defend the claim. No provision has been recognized as of January 31, 2023.

Financial Risk Management

HEXO is exposed to risks of varying degrees of significance which could affect the Company’s ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which HEXO is exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash and cash equivalents, restricted funds and short-term investments. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2023, the Company has $231,889 (US$173,700) of outstanding principal on the senior secured convertible note (Note 13) bearing interest of 5% per annum, paid semi-annually. The senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 13.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $18,960 (July 31, 2022 – $22,335). The following table presents the Company’s price risk exposure as at January 31, 2023 and July 31, 2022.

	January 31, 2023	July 31, 2022
	$	$
Financial assets	504	504
Financial liabilities	(190,101)	(211,096)

Total exposure	(189,597)	(210,592)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. As at January 31, 2023, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and restricted funds are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2022 – AA).

Certain restricted funds in the amount of $29,994 were managed by an insurer and were held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however, they utilized custodian is Citibank which holds a credit rating of A+. During the six months ended January 31, 2023, management entered into a new directors and officers insurance program which released the cell captive restricted funds of $29,994.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss on January 31, 2023 is $444 (July 31, 2022 – $1,927).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at January 31, 2023 amounted to $60,425 (July 31, 2022 – $158,461).

22  MD&A

The following table summarizes the Company’s aging of trade receivables on January 31, 2023 and July 31, 2022:

	January 31,	July 31,
	2023	2022
	$	$
0–30 days	12,262	24,661
31–60 days	911	11,808
61–90 days	2,661	2,177
Over 90 days	8,105	4,353

Total	23,939	42,999

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the six months ended January 31, 2023, the Company’s recorded sales to the crown corporations; the Ontario Cannabis Store (“OCS”), Alberta Gaming, Liquor and Cannabis agency (“AGLC”), British Columbian Liquor Distribution Branch, and le Société québécoise du cannabis (“SQDC”), representing 45%, 22%, 14% and 19%, respectively (January 31, 2022 – SQDC, OCS and AGLC representing 29%, 19% and 14%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations OCS and SQDC representing 25% and 13% of total trade receivables, respectively as at January 31, 2023 (July 31, 2022 – the two crown corporations OCS and AGLC representing 42% and 23% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements. On January 31, 2022, the Company has $34,233 (July 31, 2022 – $83,238) of cash and cash equivalents and $23,939 (July 31, 2022 – $42,999) in trade receivables.

The Company has current liabilities of $242,995 (July 31, 2022 – $335,076) on the statement of financial position. As well, the Company has remaining contractual commitments of $17,198 due before July 31, 2023. Current financial liabilities include the Company’s obligation on the senior secured convertible note. The senior secured convertible note is classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at January 31, 2023.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023 (six-months remaining)	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	32,129	—	—	—	—	—	32,129
Excise taxes payable	9,116	—	—	—	—	—	9,116
Undiscounted lease payments	395	390	390	150	150	1,200	2,675
Senior secured convertible note	17,812	35,875	38,378	265,582	12,015	—	369,662

Total	59,452	36,265	38,768	265,732	12,165	1,200	413,582

Foreign Currency Risk

On January 31, 2023, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of certain amounts of cash and cash equivalents, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. On January 31, 2023, $9,572 (US$7,170) (July 31, 2022 – 104,215 (US$81,266)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would not result in a material change to the unrealized gain or loss on foreign exchange.

The Company’s senior secured convertible note is denominated in US$. The sensitivity of the senior secured convertible note due to foreign currency risk is disclosed in Note 13 of the financial statements.

23  MD&A

Critical Accounting Estimates and Assumptions

HEXO’s critical accounting assumptions are presented in Note 4 of the Company’s annual audited consolidated financial statements for the year ended July 31, 2022, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO’s profile on SEDAR and EDGAR.

There have been no changes to the Company’s critical accounting estimates and assumptions as at January 31, 2023.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

The following table presents the compensation provided to key management during the defined period:

	For the three months ended		For the six months ended
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$
Salary and/or consulting fees	562	635	1,153	1,490
Termination benefits	—	3,642	—	5,280
Bonus compensation	—	380	—	2,393
Stock-based compensation	841	1,595	1,407	3,100

Total	1,403	6,252	2,560	12,263

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. On January 31, 2023, key management held 1,148 of vested RSUs outstanding.

Related Parties and Transactions

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a second arrangement and until Truss LP operationalized its cannabis selling license on November 1, 2022, the Company purchased the manufactured goods from Truss LP and sold the beverages through to third parties, as a principal under the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022, however, Truss LP was unable to operationalize the license to be utilized until November 1, 2022. The Company acted as the principal in the arrangement during the three months ended October 31, 2022 and ceased doing so on November 1, 2022 at which point the Company no longer recognizes the sale of CIBs in the condensed interim consolidated statements of net loss.

During the six months ended January 31, 2023, the Company purchased $1,551, respectively (January 31, 2022 – $912, under the previous arrangement and $5,137 under the second arrangement) of manufactured products under the second updated arrangement.

Management’s Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

24  MD&A

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that internal control over financial reporting was not effective as of January 31, 2023, as a result of the previously reported material weaknesses in internal control over financial reporting in the Company’s July 31, 2022 MD&A.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified material weaknesses that existed as of July 31, 2022. For the year ended July 31, 2022, the Company identified material weaknesses in the Company’s control environment, risk assessment procedures, monitoring activities, anti-fraud control activities, information and communication processes, control activities, period-end financial reporting, non-routine, unusual or complex transactions, transaction-level control activities, and information technology general controls. While improvements have been made, these material weaknesses remain unremediated at January 31, 2023 and we continue to provide disclosure of these material weaknesses under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

i. Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

•

Risk Assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

•

Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

•

While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. Control deficiencies were identified in both the fraud risk assessment and the design and monitoring of the Company’s whistleblower hotline.

•

Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities. Significant changes to the composition of the board and senior management have also impacted information and communication, as well as the overall control environment.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

ii. Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Throughout the period, the Company was not able to maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company was impacted by a material level of employee turnover, both voluntary and involuntary. The Company was also impacted by the lean available talent pool s driven by certain macro-economic factors, which made it difficult to find suitable talent to replace these vacancies. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

25  MD&A

•

The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

•

The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not adequately maintain controls over a number of significant processes, including purchases-to-pay, revenue and receivables, treasury, inventory, biological assets, property, plant and equipment, borrowings, business acquisitions, intangible assets, leases, equity accounted investments, equity and financial reporting close processes.

•

The Company did not maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company failed to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to material acquisitions.

These material weaknesses resulted in audit adjustments to inventory, loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, revenue, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2022. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

iii. Information Technology General Controls

The Company did not design and maintain effective controls over some information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to:

•

User access controls, as although user access termination controls were designed during the current year, these controls were not operating effectively at year end. In addition, user access provisioning and review controls have not been designed properly and as a result have not operated effectively; and

•	Testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

We have determined that program change management controls for financial systems and the related controls over computer operations that were previously ineffective have now been remediated.

The IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As previously disclosed, management, with the assistance of external specialists, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

•

We are continuing to implement additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

•

As of the date of this MD&A, we have bolstered the collective finance and accounting departments internal controls and accounting knowledge with new full-time employees. Management has also restructured the organizational chart to more clearly defined roles and responsibilities as needed to meet the needs of the internal control environment.

•

We have engaged external specialists to assist management with the testing of internal controls and provide advisory services for the remediation efforts and training. As a result, we continue to assess risks related to financial reporting, understand and document significant financial reporting processes, and reassess the design and operation of key controls. We have also strengthened monitoring controls, by implementing internal control oversight meetings with our Audit Committee as we work through our remediation plan.

26  MD&A

•

In November 2021, we designed a more robust anti-fraud program, including the transitioning to a third-party service providers for the monitoring of the Whistleblower hotline. Management has implemented an annual review and acknowledgment of the Code of Ethics for all personnel.

•

We continue to be in the design and development stage of an ERP and IT ecosystem project, which will be implemented in the next fiscal year and replace our existing ERP systems. The new ERP is expected to provide the basis for a more standardized approach to ICFR across the Company, improve functionality and reduce reliance on manual spreadsheets. We are in the process of redesigning system development life cycle controls, and in particular those controls over testing and data validation for program development to ensure that the new ERP is aligned with business and IT requirements.

While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented, and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Changes in Internal Control Over Financial Reporting

Beginning in Q2’23 Redecan is within scope for management’s internal control assessment. Management is in the process of addressing the Redecan deficiencies, which are consistent with those as described in the Management’s Report on Internal Controls over Financial Reporting filed within the annual MD&A.

Other than the above, there have been no changes in the Company’s internal control over financial reporting during the Company’s three and six months ended January 31, 2023 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company’s fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 31, 2022 available under our profile on www.sedar.com and www.edgar.com.

•

During the three and six months ended January 31, 2023, the Company reported operating losses of $29,747 and $70,267, respectively; cash outflows from operating activities of $23,430 in the six months ended January 31, 2023 (positive operating cashflows of $5,360 generated in three months ended January 31, 2023) and an accumulated deficit of $1,897,119 and has yet to generate positive cashflows or earnings on a yearly basis. The Company had a working capital deficiency of $110,928 and held cash and cash equivalents of $34,233 as at January 31, 2023 ($83,238 at July 31, 2022). These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, generate positive cash flows from operations, utilize existing financing resources and/or seek alternative financing sources, and to comply with the financial and non-financial covenants associated with the Senior secured convertible note. There is no assurance that additional future funding, if required, will be available to the Company, or that it will be available on terms which are acceptable to management. Failure to obtain adequate and favourable financing and capital resources could have a material adverse effect on the Company’s financial condition and position. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

•

If the principal amount of the senior secured convertible note is not converted into common shares or the Company does not pay for accrued interest under the senior secured convertible note in equity, there will be a requirement for a significant amount of cash to satisfy the Company’s obligations under the note. The Company’s business may not generate sufficient cash flow from operations and the Company may not have sufficient liquidity in the future to allow it make scheduled payments of interest under the senior secured convertible note or repay the note upon maturity in May 2026.

•

The Company is subject to certain financial and non-financial covenants set forth in the senior secured convertible note. The note contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. The Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter of FY23. The Company had cash and cash equivalents of $34,233 (US$25,642) as at January 31, 2023. The Company is subject to a number of risks which could impact compliance with its financial covenants. These include: the Company’s ability to accurately forecast, timely accounts receivable collection, foreign exchange volatility, and the timing of the accounts payable and excise taxes payable cycles. As such, there is uncertainty as to the Company’s ability to remain in compliance with the financial covenants of the Senior secured convertible note, over the next 12-month period. Upon an event of default under the Senior secured convertible note, the outstanding principal amount of the Senior secured convertible note plus any other amounts owed under the Senior secured convertible note will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the senior secured convertible note, and the Secured Noteholder could foreclose on the Company’s assets. An event of default would also likely significantly diminish the market price of our common shares.

27  MD&A

•

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•

The volatile Canadian cannabis industry has resulted in HEXO and it licensed producer peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

•

We have identified multiple material weaknesses in our internal controls as of January 31, 2023. If we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO’s shares may be adversely affected. While preparing and auditing our consolidated financial statements for the year ended July 31, 2022, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2022. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in “Management’s Report on Internal Control over Financial Reporting” section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

•	The Company may not be able to develop and/or maintain strong internal controls and be SOX compliant by the mandated deadline.

•

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

•

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.

28  MD&A

•

We may issue additional securities to finance future activities outside of the offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

•

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

•	The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company’s ability to expand its business internationally.

•

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

•

We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited to; market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•

We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

•

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•

The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

•

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

•

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

•

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

29  MD&A

•	Conflicts of interest may arise between the Company and its directors.

•

The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

•

Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See the “Adjusted EBITDA” section of this MD&A for an explanation of the composition and a quantitative reconciliation of the Adjusted EBITDA measure.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments.” The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs, depreciation in cost of goods sold and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs. See the “Cost of Goods Sold and Fair Value Adjustments” section of this MD&A for a quantitative reconciliation of the Gross profit before adjustments measure.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

CRYSTALIZED FAIR VALUE OR CRYSTALLIZATION

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold’ but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory’s day one cost on the acquisition date.

ADJUSTED WORKING CAPITAL

Defined as the Company’s current assets less current liabilities net of the fair value of the senior secured convertible note but inclusive of twelve months of advisory fees (US$18m). The note is classified as a current liability as the lender possesses the ability to unilaterally convert the note to equity and therefore does not represent a cash-based liability to the Company within one-year of January 31, 2023. Working capital is utilized as a key metric for management in assessing the Company’s ability to meet its future obligations.

30  MD&A

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three and six months ended January 31, 2022.

ADJUSTED COST OF GOODS SOLD

Management utilizes this measure to analyze the cost of goods sold in the period excluding the impact of destruction costs, write offs, impairments and depreciation to support the below gross profit before fair value adjustments measure. Management believes the measure is beneficial to provide insight to the costs of goods sold applicable to the period’s revenue, and free of the impact of aged out stock and unsellable inventory written off during the period. See the “Cost of Goods Sold and Fair Value Adjustments” section of this MD&A for a quantitative reconciliation of the adjusted cost of goods sold measure.

GROSS PROFIT/MARGIN BEFORE FAIR VALUE ADJUSTMENTS

Management utilizes this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues ceased to be recognized by the Company on November 1, 2022 when Truss operationalized its cannabis selling license.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the Company’s ability to implement its revised business strategy and realize the intended cost savings and benefits;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the Company’s ability to be compliant with the financial and non-financial covenants as set out under the terms of the Senior secured convertible note;

•	the Company’s ability to manage and integrate acquisitions;

•	the outlook and expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	whether the Company has the ability to fund arising obligations;

•	the impact of competition;

•	the Company’s Truss business ventures with Molson Coors and the future impact thereof;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to protect intellectual property;

•	securities class action and other litigation to which the Company is subject; and

•	the effects of material adverse changes in the industry or global economy.

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Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors” in the Company’s 2022 Annual MD&A and Annual Information Form filed October 31, 2022. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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